LAS VEGAS FROM HOME.COM

ENTERTAINMENT INC.

Consolidated Financial Statements

December 31, 2008 and 2007

(Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE STOCKHOLDERS OF LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

We have audited the consolidated balance sheets of Las Vegas From Home.com Entertainment Inc. as at December 31, 2008 and 2007 and the consolidated statements of operations, stockholders’ equity and cash flows for each of the years ended December 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years ended December 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

April 28, 2009

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards of the Public Company Accounting Oversight Board for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 2 to the consolidated financial statements. Our report to the stockholders dated April 28, 2009 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

“Smythe Ratcliffe LLP” (signed)

Chartered Accountants

Vancouver, Canada

April 28, 2009

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Balance Sheets

December 31

(Canadian Dollars)

	2008	2007

Assets

Current
Cash and cash equivalents (note 7)	$3,373,352	$6,166,076
Accounts receivable (note 8)	22,826	115,737
Due from related parties (note 12(a))	3,150	17,512
Prepaids and lease deposits	7,384	13,234

	3,406,712	6,312,559
Lease Deposits	4,619	4,619
Equipment and Software Development (note 9)	611,991	843,493

Total Assets	$4,023,322	$7,160,671

Liabilities

Current
Accounts payable and accrued liabilities	$149,209	$257,827
Due to related parties (note 12(b))	0	343

Total Liabilities	149,209	258,170

Stockholders' Equity

Capital Stock (note 10)	31,069,593	30,253,288
Warrants	50,000	0
Share Subscriptions	0	850,000
Contributed Surplus	3,194,128	3,159,311
Deficit	(30,439,608)	(27,360,098)

Total Stockholders’ Equity	3,874,113	6,902,501

Total Liabilities and Stockholders' Equity	$4,023,322	$7,160,671

Going Concern (note 2)

Commitments (note 15)

Approved by the Directors

“Bedo H. Kalpakian”

.....................................................................  Director

Bedo H. Kalpakian

“Neil Spellman”

.....................................................................  Director

Neil Spellman

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Operations

Years Ended December 31

(Canadian Dollars) (note 4)

	2008	2007	2006

Revenues	$737,434	$1,568,732	$748,425

Expenses
Advertising and promotion	395,182	39,961	473,204
Amortization	255,195	265,242	561,377
Bad debt	81,844	0	0
Consulting and professional fees	124,476	804,893	380,404
Foreign exchange (recovery)	(309,551)	890,771	(46,001)
Legal, accounting and audit	109,633	202,177	264,246
Management fees (note 12(c))	360,000	360,000	360,000
Regulatory and transfer agent fees	11,642	12,147	22,419
Rent, office and miscellaneous	408,400	443,784	475,534
Salaries and benefits	2,396,631	2,612,833	2,819,595
Shareholder communication	1,716	7,150	5,512
Travel, meals and entertainment	117,088	256,016	271,258
	3,952,256	5,894,974	5,587,548
Loss Before Other Items	(3,214,822)	(4,326,242)	(4,839,123)
Other Items
Interest income	104,235	304,305	109,593
Loss on sale of marketable securities	0	0	(119,019)
Gain on settlement of debt (note 13)	0	112,369	0
Gain on sale of domain name	31,077	0	0
	135,312	416,674	(9,426)
Net Loss from Continuing Operations	(3,079,510)	(3,909,568)	(4,848,549)
Income (Loss) from Discontinued Operations, net of tax
Discontinued operations (note 4)	0	(78,708)	1,139,955
Loss on sale of subsidiary (note 4)	0	0	(884,834)
Income (Loss) from Discontinued Operations, net of tax	0	(78,708)	255,121
Net Loss and Other Comprehensive Loss for the Year	$(3,079,510)	$(3,988,276)	$(4,593,428)
Basic and Diluted Loss Per Share, Before Discontinued Operations	$(0.03)	$(0.04)	$(0.05)
Basic and Diluted Earnings Per Share, Effect of Discontinued Operations	$0.00	$0.00	$0.00
Basic and Diluted Loss Per Share	$(0.03)	$(0.04)	$(0.05)
Weighted Average Number of Common Shares Outstanding	106,473,997	101,428,720	97,236,825

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Stockholders’ Equity

Years Ended December 31

(Canadian Dollars)

	Capital Stock		Deficit	Warrants	Contributed Surplus	Share Subscriptions	Total Stockholders’ Equity
	Shares	Amount

Balance, December 31, 2005	92,514,678	$ 27,096,835	$ (18,778,394)	$ 0	$ 2,306,354	$ 0	$ 10,624,795
Net loss for the year	0	0	(4,593,428)	0	0	0	(4,593,428)
Shares issued for cash
Exercise of warrants	465,000	99,000	0	0	0	0	99,000
Exercise of options	584,592	93,755	0	0	0	0	93,755
Shares issued for non-cash
Acquisition of three card games software	6,670,000	2,401,200	0	0	0	0	2,401,200
Reclassification of contributed surplus on exercise of options	0	102,029	0	0	(102,029)	0	0
Stock-based compensation	0	0	0	0	513,391	0	513,391

Balance, December 31, 2006	100,234,270	29,792,819	(23,371,822)	0	2,717,716	0	9,138,713
Net loss for the year	0	0	(3,988,276)	0	0	0	(3,988,276)
Shares issued for cash
Exercise of warrants	25	25	0	0	0	0	25
Exercise of options	1,961,500	247,755	0	0	0	0	247,755
Repurchase under normal course issuer bid (note 10(b))	(125,000)	(36,875)	0	0	14,375	0	(22,500)
Share subscriptions	0	0	0	0	0	850,000	850,000
Reclassification of contributed surplus on exercise of options	0	249,564	0	0	(249,564)	0	0
Stock-based compensation	0	0	0	0	676,784	0	676,784

Balance, December 31, 2007	102,070,795	30,253,288	(27,360,098)	0	3,159,311	850,000	6,902,501
Net loss for the year	0	0	(3,079,510)	0	0	0	(3,079,510)
Shares issued for cash
Exercise of options	78,750	9,200	0	0	0	0	9,200
Share subscriptions	5,000,000	800,000	0	50,000	0	(850,000)	0
Reclassification of contributed surplus on exercise of options	0	7,105	0	0	(7,105)	0	0
Stock-based compensation	0	0	0	0	41,922	0	41,922

Balance, December 31, 2008	107,149,545	$ 31,069,593	$ (30,439,608)	$ 50,000	$ 3,194,128	$ 0	$ 3,874,113

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Cash Flows

Years Ended December 31

(Canadian Dollars)

	2008	2007	2006
Operating Activities
Net loss from continuing operations	$(3,079,510)	$(3,909,568)	$(4,848,549)
Items not involving cash
Amortization	255,195	265,242	561,377
Effect of foreign currency translation on cash	359,545	562,712	36,133
Stock-based compensation	41,922	676,784	513,392
Loss on sale of subsidiary	0	0	884,834
Loss on sale of marketable securities	0	0	119,019
Gain on settlement of debt	0	(112,369)	0
	(2,422,848)	(2,517,199)	(2,733,794)
Changes in non-cash working capital
Accounts receivable	92,911	309,874	410,204
Prepaids and lease deposits	5,850	(2,853)	(4,942)
Due from related parties	14,362	(17,452)	4,680
Accounts payable and accrued liabilities	(108,618)	(80,554)	(646,643)
Due to related parties	(343)	(4,853)	(55,733)
	4,162	204,162	(292,434)
Net cash used in continuing operations	(2,418,686)	(2,313,037)	(3,026,228)
Net cash used in discontinued operations	0	(121,785)	255,121
Cash Used in Operating Activities	(2,418,686)	(2,434,822)	(2,771,107)
Financing Activities
Proceeds from common shares issued, net of issue costs	9,200	247,780	192,755
Share repurchase	0	(22,500)	0
Subscriptions received	0	850,000	0
Capital lease payments	0	(1,019)	(21,799)
Cash Provided by Financing Activities	9,200	1,074,261	170,956
Investing Activities
Proceeds on sale of marketable securities	0	0	310,317
Purchase of marketable securities	0	0	(50,100)
Purchase of equipment	(23,693)	(183,852)	0
Proceeds from sale of subsidiary (note 4)	0	0	2,751,774
Additions to software development	0	0	(511,126)
Cash Provided by (Used in) Investing Activities	(23,693)	(183,852)	2,500,865
Effect of Foreign Currency Translation on Cash	(359,545)	(562,712)	(36,133)
Net Change in Cash and Cash Equivalents	(2,792,724)	(2,107,125)	(135,419)
Cash and Cash Equivalents, Beginning of Year	6,166,076	8,273,201	8,408,620
Cash and Cash Equivalents, End of Year	$3,373,352	$6,166,076	$8,273,201

Supplemental Information (note 11)

See notes to consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

1.

Nature of Operations

The principal business of Las Vegas From Home.com Entertainment Inc. (the “Company” or “LVFH”) is the developing and marketing of software for online Asian multi-player interactive card games.

During 2006, the Company incorporated MT Ventures Inc. (“MTV”), a 100% wholly-owned Antiguan subsidiary, which is in the business of marketing and licensing the Company’s online Asian multi-player interactive card games software.

On November 10, 2006, the Company incorporated MT Commerce Limited (“MT Commerce”), a United Kingdom corporation.  MT Commerce is a 100% wholly-owned subsidiary of the Company.  It is the Company’s intention that MT Commerce act as payment processor for the Company and its subsidiaries.  Furthermore, the Company changed the name of its wholly-owned Cypriot subsidiary, APG Enterprises Ltd., to MTO Commerce Ltd.

On February 22, 2008, the Company incorporated Blue Cactus Enterprises Inc. (“Blue Cactus”), a 100% wholly-owned Antiguan subsidiary.  It is the Company’s intention for Blue Cactus to act as a licensing and/or payment processing entity for the Company and its subsidiaries.

On January 5, 2009, the Company incorporated KT Communications Inc. (“KT Communications”), a 100% wholly-owned British Columbia subsidiary.  It is the Company’s intention for KT Communications to operate as a skill-based games site.

On April 13, 2009, the Company filed a Form 15F to terminate the registration of its common stock under section 12(g) of the Securities Exchange Act (the “Act”) and its reporting obligations under the Act.  As a result, the Company’s common stock is no longer quoted in the Over-The-Counter Bulletin Board but is quoted in the US on the Pink Sheets.

Although Management believes that the Internet gaming related activities of MTV, Blue Cactus and KT Communications will represent lawful business, there is the risk that the legality of the Internet gaming related activities of MTV, Blue Cactus and KT Communications may be challenged by Canadian or other legal authorities.  If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it may have a material adverse impact on the financial affairs of the Company.

2.

Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes the Company will continue to be in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several adverse conditions cast substantial doubt on the validity of this assumption. The Company has incurred significant operating losses over the past three fiscal years (2008: $3,079,510; 2007: $3,988,276; 2006: $4,593,428), has a deficit of $30,439,608 (2007: $27,360,098), has limited revenues and resources, and has no assurances that sufficient funding will be available to continue operations for an extended period of time.

The application of the going concern concept is dependent upon the Company’s ability to generate future profitable operations and receive continued financial support from its shareholders. Management is actively engaged in the review and due diligence on new projects, is seeking to raise the necessary capital to meet its funding requirements and has undertaken available cost cutting measures. There can be no assurance that management’s plan will be successful.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

2.

Going Concern (Continued)

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

3.

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the Company’s functional and reporting currency is the Canadian dollar.

The sale of the Company’s Action Poker Gaming Network (“APGN”) to Playsafe Holding Ltd. (“Playsafe”) on November 24, 2006 was accounted for as a discontinued operation under Canadian GAAP and, therefore, the APGN results of operations have been removed from the Company's results of continuing operations for all periods presented in these consolidated financial statements (note 4).

4.

Discontinued Operations

The Company’s former Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), was in the business of development and marketing of software for online multi-player interactive card games.

Action’s operations were located at the facilities of Mohawk Internet Technologies Inc. ("Mohawk"), which acted as its hosting facility for its servers, located on the Kahnawake Mohawk Reserve ("Kahnawake") in Canada.

The gaming and entertainment operations were carried on by Action.  The principal revenues of Action were from collecting rakes, licensing fees and royalties.

On September 29, 2006, both Houses of the U.S. Congress passed the Safe Port Act, onto which was attached the Unlawful Internet Gambling Enforcement Act of 2006 (the “UIGE Act”).  The UIGE Act prohibits the acceptance or use of any payment instrument in any financial transaction involving Internet gambling.  Consequently, the Company decided that its licensed operating Antiguan subsidiary, Action, cease taking deposits from US based players as of October 13, 2006 and sold Action, which included all of the Action Poker brands, its licensed online casino software, which was operated by Action under the URL www.playvegasfromhome.com, the operating infrastructure of Action, APG Enterprises Costa Rica S.A., Action Commerce Limited, Guardian Commerce Limited and an undivided interest in the software that is used by Action to run the Action Poker Network (collectively referred to as the “APGN”) for a selling price of US$2,600,000 to Playsafe, a wholly-owned subsidiary of Playsafe Holding AS (Norway), a public company listed in Norway.  On November 24, 2006, the Company received TSX Venture Exchange (“TSX.V”) approval and closed the sale.  In respect to this arm’s length transaction, a finder’s fee of US$75,000 was paid to an arm’s length third party.  As a result of this sale, the Company no longer has any online gaming interests in the North American market.

The operations and cash flows of the component have been eliminated from the ongoing operations of the enterprise as a result of the disposal transaction; the enterprise will not have any significant continuing involvement in the operations of the component after the disposal transaction.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

5.

Significant Accounting Policies

a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, MTO Commerce Ltd. (Cyprus), MT Ventures Inc. (Antigua),   MT Commerce Limited (UK) and Blue Cactus Enterprises Inc. (Antigua). All intercompany balances and transactions have been eliminated.

b)

Financial instruments

Pursuant to the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, the Company classifies its investments in debt and marketable equity securities into held-to-maturity, trading or available-for-sale categories. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale. Held-to-maturity securities are recorded as either short-term or long-term on the balance sheet based on contractual maturity date and are stated at amortized cost. Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in net income (loss).  Debt and marketable equity securities not classified as held-to-maturity or as trading are classified as available-for-sale and are carried at fair market value, with the unrealized gains and losses, net of tax, included in the determination of comprehensive income and reported in stockholders’ equity.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments and amortized using the effective interest method.

c)

Comprehensive Income

Effective January 1, 2007, the Company adopted the CICA Handbook Section 1530, “Comprehensive Income”, which establishes standards for presentation and disclosure of comprehensive income. Comprehensive income is the overall change in the net assets of the Company for a period, other than changes attributable to transactions with stockholders. It is made up of net income and other comprehensive income. Other comprehensive income consists of gains and losses affecting stockholders’ equity that under GAAP are excluded from net income.

The Company has no items of other comprehensive income in any period presented. Accordingly, net loss as presented in the Company’s consolidated statements of operations equals comprehensive loss.

d)

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments that on demand are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investing or other purposes. The Company places its cash and cash equivalents with institutions of high credit worthiness in Canada.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

e)

Amortization

Amortization of software and development costs and furniture and equipment is calculated on the following bases and annual rates:

Software and development costs

- 5 years straight-line

Computer equipment

- 30% declining-balance

Office furniture

- 20% declining-balance

f)

Software development costs

The Company capitalizes its software development costs.  Research costs are expensed as incurred.  Costs related to the development of software are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian GAAP.  The criteria includes identifiable costs attributable to a clearly defined product, the establishment of technical feasibility, identification of a market for the software the Company’s intent to market the software, and the existence of adequate resources to complete the project.  Software development costs are amortized over an estimated useful life of five years or prorated over its expected revenue stream whichever is higher, beginning in the year when commercial sales of the products commences.

g)

Capital stock

The proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company.  Capital stock issued for non-monetary consideration is recorded at an amount based on fair market value. The proceeds from the issuance of units is allocated between common shares and common share purchase warrants based on relative fair values using the Black-Scholes options pricing model.

h)

Stock-based compensation

The Company accounts for stock-based compensation using a fair value based method with respect to all stock-based payments measured and recognized, to directors, employees and non-employees.  For directors and employees, the fair value of the option is measured at the date of grant.  For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are exercised, the applicable amounts from contributed surplus are transferred to capital stock.

i)

Revenue recognition

The Company recognizes revenues from licensees on an accrual basis upon completion of each game according to the terms and conditions of each individual license agreement.  Allowances for non-collection of revenues are made when collectibility becomes uncertain.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

j)

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets is limited to the amount of the benefit that is more likely than not to be realized.

k)

Foreign currency translation

The Company’s functional currency is the Canadian dollar, therefore, amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)

Monetary assets, liabilities, and long-term monetary assets and liabilities, at the rate of exchange in effect as at the balance sheet date;

(ii)

Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)

Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset), at the rates in effect at the time of the transaction.

Gains and losses arising from this translation of foreign currency are included in net income (loss).

l)

Earnings (loss) per share

Basic earnings per share is calculated using the weighted average number of common shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is calculated presuming the exercise of outstanding options, warrants and similar instruments.  It assumes that the proceeds of such exercise would be used to repurchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

Shares held in escrow, other than where their release is subject to the passage of time, are not included in the calculation of the weighted average number of common shares outstanding.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

m)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates made in the preparation of these financial statements include accrued liabilities, assumptions in the determination of fair value of stock-based compensation, rates of amortization for equipment and software development, and determination of valuation allowance for future income tax assets.  Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

n)

Intangible assets

The Company has registered and regularly renews several hundred domain names.  These amounts are insignificant and are expensed when incurred.

o)

Changes in accounting policies

On January 1, 2008, the Company adopted the following provisions of the CICA Handbook.  There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

(i)

Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, replace Section 3861, revising its disclosure requirements and carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature of and risks arising from financial instruments and how the entity manages those risks. Section 3862 specifies disclosures that enable readers to evaluate: (i) the significance of financial instruments for the entity’s financial position and performance; and (ii) the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the item.  As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption were recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair value of assets and liabilities prior to January 1, 2007 were recognized by adjusting opening deficit or opening accumulated other comprehensive income.

Financial assets and liabilities held-for-trading are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.  Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) and reported in stockholders’ equity.  Any financial instrument may be designated as held-for-trading upon initial recognition.

Transaction costs that are directly attributable to the acquisition or issue of financial instruments that are classified as other than held-for-trading, which are expensed as incurred, are included in the initial carrying value of such instruments and amortized using the effective interest method (see note 6).

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

5.

Significant Accounting Policies (Continued)

o)

Changes in accounting policies (Continued)

(ii)

Section 1535, “Capital Disclosures”, which establishes standards for disclosing information about an entity’s capital and how it is managed (see note 17).  Under this standard, the Company is required to disclose the following:

•

qualitative information about its objectives, policies and procedures for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

•

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(iii)

Section 1400, “General Standards of Financial Statement Presentation”, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern (see note 2).

p)

Future accounting changes

(i)

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for years beginning on or after January 1, 2009. The Company is in the process of assessing the impact of this new section on its consolidated financial statements.

(ii)

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

(iii)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Emerging Issues Committee ("EIC") of the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, which clarifies that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. EIC-173 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC-173. The Company will adopt this recommendation in its fair value determinations effective January 1, 2009 and is currently assessing the impact of this change on its financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

6.

Financial Instruments

The Company has designated its cash and cash equivalents as held-for-trading; accounts receivable as loans and receivables; and accounts payable and accrued liabilities as other liabilities.

Prior to the adoption of CICA Handbook Section 3855, the Company disclosed the fair value of its financial instruments. The carrying values of cash, term deposits, receivables, and accounts payable and accrued liabilities approximated their fair values due to the relatively short periods to maturity of those financial instruments.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

a)

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, by purchasing highly liquid, short-term investment grade securities held at a major Canadian financial institution in accordance with the Company’s investment policy. In regards to amounts receivable, the Company is not exposed to significant credit risk as they are due from governmental agencies, and risks on accounts receivable from licensees are minimal, as accounts receivable balances are insignificant.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents as all amounts are held at one major Canadian financial institution.

The Company’s concentration of credit risk and maximum exposure thereto is as follows relating to funds held in Canada:

	2008	2007

Bank accounts	$100,747	$966,076
Term deposits	3,272,605	5,200,000

Balance	$3,373,352	$6,166,076

The credit risk associated with cash and cash equivalents is minimized substantially by ensuring that these financial assets are placed with major financial institutions with strong investment grade ratings by a primary ratings agency. The Company has no asset backed securities.

Included in accounts receivable is $3,150 (2007: $17,512) due from related parties. Credit risk has been assessed as low by management as the Company has strong working relationships with the related parties involved.

b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company maintains substantially sufficient cash and cash equivalents at December 31, 2008 in the amount of $3,373,352 (2007: $6,166,076) in order to meet short-term business requirements. At December 31, 2008, the Company had accounts payable and accrued liabilities of $149,209 (2007: $257,827).

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

6.

Financial Instruments (Continued)

c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk.

(i)

Interest rate risk

The Company’s cash and cash equivalents consists of cash held in bank accounts and    guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of December 31, 2008. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity. The Company’s sensitivity analysis suggests that a 1% change in interest rates would have a $33,733 effect on interest income.

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk as it holds cash denominated in US dollars. The Company has not entered into any foreign currency contracts to mitigate this risk. The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year.  The exchange rate may vary from time to time.

Of the Company’s cash and cash equivalents less than 1% are in US dollars, approximately US$3,659 (CDN$4,457) is US dollar denominated cash and cash equivalents. The Company’s reported earnings include gain/losses on foreign exchange, largely reflecting revaluation of its foreign operations. The future foreign exchange gain or loss would change based on the level of foreign operating activities.

(iii)

Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

7.

Term Deposits

The following term deposits are included in cash and cash equivalents at December 31, 2008 and 2007, which are convertible to cash on demand:

Interest Rate Maturity 2008

2.44% January 19, 2009 $ 502,605
2.85 % November 23, 2009 1,005,000
2.90% December 3, 2009 807,000
2.00% December 17, 2009 958,000

Total $ 3,272,605

Interest Rate Maturity 2007

3.93% January 7, 2008 $ 400,000
4.68% March 4, 2008 4,800,000*

Total $ 5,200,000

*Term deposit in US dollars.

8.

Accounts Receivable

Accounts receivable is comprised of the following:

	2008	2007

Due from licensees	$11,830	$68,383
Other	10,996	47,354

	$22,826	$115,737

9.

Equipment and Software Development

	Cost	Accumulated Amortization	2008 Net Book Value

Software and development costs	$526,577	$355,571	$171,006
Computer equipment	1,011,218	587,724	423,494
Furniture	21,400	3,909	17,491

	$1,559,195	$947,204	$611,991

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

9.

Equipment and Software Development (Continued)

	Cost	Accumulated Amortization	2007 Net Book Value

Software and development costs	$526,577	$250,247	$276,330
Computer equipment	987,525	441,762	545,763
Furniture	21,400	0	21,400

	$1,535,502	$692,009	$843,493

10.

Capital Stock

a)

Authorized

Unlimited number of common shares and an unlimited number of preferred shares, in each case without par value.

b)

Issued

There are no preferred shares issued.

During the year ended December 31, 2008, a total of 78,750 employee stock options were exercised at prices ranging from $0.10 to $0.12 per common share for total proceeds to the Company of $9,200.

During the year ended December 31, 2007, the Company arranged with Special Opportunity Ltd. (“SPO”), a foreign investment holding company, to enter into a private placement with the Company to subscribe for 5,000,000 units at $0.17 per unit for total proceeds to the Company of $850,000 with each unit consisting of one common share and one whole warrant to buy an additional share at $0.25 per common share until February 19, 2009. The Company received the proceeds prior to the end of 2007.

During the year ended December 31, 2008, the Company completed the private placement entered into with SPO and issued 5,000,000 units on the terms set out above. The fair value assigned to these warrants within the units was $50,000 determined using the Black-Scholes option pricing model (note 10(c)).  In connection with this private placement, the Company entered into a Definitive Agreement with CY Foundation Group Limited (“CY Foundation”) to pay CY Foundation $850,000 in order for CY Foundation to exclusively use the Company’s software to operate certain online games in a designated territory in the People’s Republic of China.  Subsequently and by mutual consent, the Definitive Agreement was terminated for consideration of $500,000, which was paid to the Company by CY Foundation, and the Company renegotiated and entered into a revised Software Licensing Agreement with CY Foundation.  As a result of the cancellation of the Definitive Agreement and in consideration of CY Foundation advertising the Company’s software in the People’s Republic of China, the Company paid CY Foundation the amount of $350,000 for their services, which is expensed in 2008 advertising and promotion.

During the year ended December 31, 2007, the Company issued 1,961,500 common shares of the Company to employees and consultants as a result of exercising stock options at prices ranging from $0.12 to $0.27 per common share for total proceeds to the Company of $247,755.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

10.

Capital Stock (Continued)

b)

Issued (Continued)

During the year ended December 31, 2006, the Company issued 584,592 common shares of the Company to directors, employees and consultants as a result of exercising stock options at prices ranging from $0.12 to $0.19 per common share for total proceeds to the Company of $93,755.

The Company received TSX.V approval on October 30, 2006 to commence a normal course issuer bid.  Under the bid, which was conducted pursuant to the rules of the TSX.V, the Company could have purchased up to 8,913,000 of its common shares (the "Common Shares") representing approximately 8.9% of the Company's then issued and outstanding Common Shares.  The Company had until November 3, 2007 to purchase any or all of its 8,913,000 Common Shares.  The price at which the Company could have purchased its Common Shares would have been the market price thereof at the time of acquisition. Purchases of Common Shares would have been made in the open market through the facilities of the TSX.V.  Any Common Shares acquired by the Company would be cancelled. Purchases under the bid would have been made on behalf of the Company by Wellington West Capital Markets Inc.  As of December 31, 2007, the Company returned to treasury for cancellation 125,000 Common Shares, which were purchased for a total cost of $22,500.  The share repurchase resulted in an increase to contributed surplus of $14,375 and reduction to capital stock of $36,875.

On November 4, 2002, the Company entered into a licensing agreement with Kokomo Enterprises Inc. (formerly Zab Resources Inc.) (“Kokomo”), a related company, for the joint development of certain gaming software consisting of three card games (the “three card games software”), as a result of which the three card games software was equally owned by the Company and Kokomo.  On May 5, 2006, Kokomo sold its interest in the three card games software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares of the Company at a deemed price of $0.36 per share determined by the market value of the Company’s common shares, for a total acquisition cost of $2,401,200, as determined by an independent valuation.  The 6,670,000 common shares of the Company, which have been issued to Kokomo, were restricted from trading until May 1, 2007.

c)

Warrants

During the year ended December 31, 2008, the Company issued 5,000,000 warrants to SPO in connection with the private placement, which was completed in February 2008.  Each share purchase warrant entitles SPO to purchase, until February 19, 2009, an additional common share of the Company at the price of $0.25 per common share.  The fair value attached to these warrants was $50,000, and credited to warrants.

During the year ended December 31, 2007, the Company issued 25 common shares of the Company as a result of exercising broker’s compensation warrants at the price of $1 per common share for total proceeds to the Company of $25.

During the year ended December 31, 2006, the Company issued 465,000 common shares of the Company to various warrant holders as a result of exercising of warrants at prices ranging from $0.10 to $0.25 per common share for total proceeds to the Company of $99,000.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

10.

Capital Stock (Continued)

c)

Warrants (Continued)

The following summarizes the warrants that have been issued, exercised or expired during the years ended December 31, 2008, 2007 and 2006:

	Number of Warrants	Weighted Average Exercise Price

Balance, December 31, 2005	12,957,750	$ 0.59
Exercised	(465,000)	$ 0.21
Expired	(4,550,000)	$ 0.20

Balance, December 31, 2006	7,942,750	$ 0.84
Exercised	(25)	$ 1.00
Expired	(7,942,725)	$ 0.84

Balance, December 31, 2007	0	N/A
Issued	5,000,000	$ 0.25

Balance, December 31, 2008	5,000,000	$ 0.25

At December 31, 2008 and 2007, the following warrants were outstanding:

	Exercise Price	Number of Shares
Expiry Date		2008	2007

February 17, 2009	$0.25	5,000,000	0

Balance, end of year	$0.25	5,000,000	0

The fair value of the warrants outstanding was calculated using the Black Scholes option pricing model with the following weighted average assumptions:

	2008	2007
Expected life (years)	1	N/A
Interest rate	3.16%	N/A
Volatility	79.92%	N/A
Dividend rate	N/A	N/A

A total of 5,000,000 share purchase warrants with an exercise price of $0.25 per share expired unexercised on February 19, 2009.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

10.

Capital Stock (Continued)

d)

Stock options

During 2004, the Company’s stockholders adopted and approved the Company’s 2004 Stock Option Plan (the “2004 Plan”).  The 2004 Plan, which has received the approval of the TSX.V, reserved 11,290,154 common shares for issuance representing 20% of the Company’s issued and outstanding common shares on April 12, 2004.  At the Annual and Special General Meeting of the Company’s stockholders, which was held on June 30, 2005, the stockholders approved the amendment to the Company’s 2004 Plan by increasing the maximum number of common shares that may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”).  Pursuant to the Company’s Amended 2004 Stock Option Plan that has received TSX.V approval, the Company grants stock options to employees, directors, officers and consultants.  As at December 31, 2008, there are 2,318,844 stock options available for granting.

The following summarizes the officer, director, employee and consultant stock options that have been granted, exercised, forfeited and expired during the years ended December 31, 2008 and 2007.  The options vest 25% on grant and thereafter at 25% every six months.

	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2006	13,653,000	$ 0.15
Granted	3,525,000	$ 0.19
Forfeited	(1,912,000)	$ 0.24
Exercised	(1,961,500)	$ 0.13
Expired	(2,017,000)	$ 0.25

Balance, December 31, 2007	11,287,500	$ 0.13
Granted	1,410,000	$ 0.11
Exercised	(78,750)	$ 0.12
Forfeited	(2,182,500)	$ 0.16
Expired	(107,500)	$ 0.19

Balance, December 31, 2008	10,328,750	$ 0.12

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

10.

Capital Stock (Continued)

d)

Stock options (Continued)

At December 31, 2008 and 2007, the following stock options were outstanding:

	2008
	Options Outstanding			Options Exercisable
Expiry Date	Weighted Average Exercise Price	Number of Shares Under Option	Aggregate Intrinsic Value	Weighted Average Exercise Price	Number of Shares Under Option	Aggregate Intrinsic Value

2009	$ 0.11	7,236,250	$ 0	$ 0.11	7,236,250	$ 0
2010	$ 0.17	1,782,500	0	$ 0.17	1,421,250	0
2011	$ 0.11	1,310,000	0	$ 0.11	607,500	0
	$ 0.12	10,328,750	$ 0	$ 0.12	9,265,000	$ 0

The weighted average remaining contractual life of the options is 1.25 years (2007 – 2.08 years).

	2007
	Options Outstanding			Options Exercisable
Expiry Date	Weighted Average Exercise Price	Number of Shares Under Option	Aggregate Intrinsic Value	Weighted Average Exercise Price	Number of Shares Under Option	Aggregate Intrinsic Value

2008	$ 0.19	107,500	$ 0	$ 0.14	77,500	$ 0
2009	$ 0.12	8,485,000	84,850	$ 0.12	6,316,250	63,163
2010	$ 0.17	2,695,000	7,675	$ 0.17	961,250	1,919
	$ 0.13	11,287,500	$ 92,525	$ 0.13	7,355,000	$ 65,082

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options granted.  Accordingly, compensation expense of  $41,922 (2007: $155,717; 2006: $513,391) was recognized as salaries expense, and $0 (2007: $521,067; 2006: $0) was recognized as consulting expense.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

10.

Capital Stock (Continued)

d)

Stock options (Continued)

The weighted average fair value of options granted during the years ended December 31, 2008 and 2007 were as follows:

2008			2007
Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value Options	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value Options

0(a)	$ 0.00	$ 0.00	1,815,000(a)	$ 0.14	$0.18
90,000(b)	$ 0.11	$ 0.11	555,000(b)	$ 0.51	$0.51
1,320,000(c)	$ 0.11	$ 0.07	1,155,000(c)	$ 1.42	$1.34

Exercise price:

(a)

is less than the market price of the Company’s stock on the grant date.

(b)

equals the market price of the Company’s stock on the grant date.

(c)

exceeds the market price of the Company’s stock on the grant date.

The fair value of each option grant was calculated using the following weighted average assumptions:

	2008	2007	2006
Expected life (years)	3	3	2
Interest rate	3.02%	4.19%	2.89%
Volatility	109.75%	94.00%	113.43%
Dividend yield	0.00%	0.00%	0.00%

A total of 180,000 stock options with exercise prices ranging from $0.10 to $0.12 per share were cancelled on February 24, 2009.

11.

Supplemental Information to Consolidated Statements of Cash Flows

	2008	2007	2006
Shares issued for acquisition of three card games software	$0	$0	$2,401,200
Furniture (included in accounts payable)	$0	$21,400	$0
Interest paid	$0	$84	$2,721
Income taxes paid	$0	$0	$0

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

12.

Related Party Transactions

The Company shares office space and certain expenses with Kokomo and Touchdown Capital Inc. (“TDCI”), companies related by certain common officers and directors.  Rent for the office premises is paid by the Company.  Kokomo and TDCI are charged for their proportionate share of office rent and office services provided by the Company.  Effective January 1, 2008, Mountain Capital Inc. (“MCI”) and Colt Resources Inc. (“CRI”), companies related by certain common directors and officers, have relocated offices and terminated the services provided by the Company previously.

Amounts due from related parties are due on demand with certain amounts bearing interest at prime plus 1%.

Amounts payable to directors are for expenses incurred on behalf of the Company and are payable on demand without interest.

On May 5, 2006, Kokomo sold its interest in the three card games software to the Company for consideration of 6,670,000 fully paid and non-assessable common shares in the capital of the Company at a deemed price of $0.36 per share for a total acquisition cost of $2,401,200 (see notes 10(b) and 12(c)(ii)).

a)

Due from related parties

	2008	2007
Receivables from MCI
Rent charged by LVFH	$ 0	$ 318
Office services charged by LVFH	0	1,272
	0	1,590
Receivables from TDCI
Rent charged by LVFH	315	318
Office services charged by LVFH	1,260	1,272
	1,575	1,590
Receivable from Kokomo
Rent charged by LVFH	315	318
Office expenses charged by LVFH	1,260	1,272
Reimbursements for expenses paid by LVFH	0	504
	1,575	2,094
Receivables from CRI
Rent charged by LVFH	0	2,120
Office services charged by LVFH	0	8,480
Reimbursements for expenses paid by LVFH	0	1,638
	0	2,238

Receivable from related parties	$ 3,150	$ 17,512

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

12.

Related Party Transactions (Continued)

b)

Due to related parties

	2008	2007
Payable to directors	$ 0	$ 343

c)

 Related party transactions are measured at the exchange amount and comprised of the following:

(i)

management fees paid to a company owned by two directors in the amount of $360,000 (2007: $360,000; 2006: $360,000);

(ii)

the Company paid $Nil (2007: $Nil; 2006: $219,160) to Kokomo for its share of gaming royalties generated from its investment in the three card games software.

(iii)

paid to the Company:

The Company charged Kokomo for:
(a) rent of $3,600 (2007: $4,000; 2006: $6,000),
(b) office expenses of $14,400 (2007: $12,000; 2006: $Nil), and
(c) other expenses of $2,563 (2007: $504; 2006: $244);

The Company charged CRI for:
(d) rent of $Nil (2007: $11,500; 2006: $Nil),
(e) office expenses of $Nil (2007: $46,000; 2006: $Nil), and
(f) other expenses of $144 (2007: $Nil; 2006: $Nil);

The Company charged MCI for:
(g) rent of $Nil (2007: $3,000; 2006: $Nil),
(h) office expenses of $Nil (2007: $12,000; 2006: $Nil), and
(i) other expenses of $14 (2007: $Nil; 2006: $Nil);

The Company charged TDCI for:
(j) rent of $3,600 (2007: $3,000; 2006: $Nil),
(k) office expenses of $14,400 (2007: $12,000; 2006: $Nil), and
(l) other expenses of $45 (2007: $Nil; 2006: $Nil).

(iv)

paid to related parties:

Kokomo charged the Company for:
(a) payroll expenses of $Nil (2007: $Nil; 2006: $322,629); and
(b) other expenses of $3,950 (2007: $4,061; 2006: $Nil).

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

13.

Gain on Settlement of Debt

During 2007, the Company was successful in negotiating down the cost of a marketing contract with a local advertising company, which resulted in the Company having a gain on settlement of debt in the amount of $112,369.

14.

Income Taxes

The Company has available non-capital losses of $12,925,000 that may be carried forward to apply against future income for Canadian tax purposes.  The losses expire as follows:

Year	Amount
2009	$1,578,000
2010	2,316,000
2014	965,000
2026	687,000
2027	3,876,000
2028	3,503,000
$12,925,000

The benefit of these losses has not been recorded in these consolidated financial statements.

For Canadian income tax purposes, the Company has exploration and development expenses of $269,000, which can be carried forward indefinitely.

The Company has net capital losses for income tax purposes of $604,000 that can be carried forward indefinitely.

	2008	2007
	26.00%	28.70%
Future income tax assets
Excess of undepreciated capital cost over net book value of fixed assets	$ 542,000	$ 527,000
Share issuance costs tax value	36,000	84,000
Excess of unused exploration expenditures for Canadian tax purposes over net book value	70,000	77,000
Non-capital losses	3,361,000	3,005,000
Net capital losses	158,000	174,000
Future income tax assets	4,167,000	3,867,000
Valuation allowance for future income tax assets	(4,167,000)	(3,867,000)

Future income tax assets, net	$ 0	$ 0

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized and, consequently, have not been recorded in these consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

14.

Income Taxes (Continued)

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2008	2007	2006
	31.00%	34.12%	34.12%
Income tax expense (benefit) computed at Canadian statutory rates	$ (955,000)	$ (1,361,000)	$ (1,567,000)
Temporary tax differences	244,000	198,000	1,888,000
Non-deductible and non-taxable items	(29,000)	194,000	124,000
Reduction of income taxes resulting from statutory tax rate reduction	(120,000)	(545,000)	0
Differences attributable to income taxes of other countries	(348,000)	(353,000)	(685,000)
Unrecognized tax losses	1,208,000	1,867,000	240,000
Future income tax benefit	$ 0	$ 0	$ 0

15.

Commitments

a)

The Company has a management services agreement with Kalpakian Bros. of B.C. Ltd., a private company owned by two directors of LVFH.  The remuneration for the services provided is $30,000, plus GST per month.  The agreement expires in June 2010 and is thereafter renewable on an annual basis.

b)

The Company has entered into a short-term lease agreement dated January 1, 2009 for up to six months with an arm’s length third party in respect to approximately 6,414 square feet of office space.  Current monthly payment for the lease consists of $20,311 plus GST for rent and, $10,914 plus GST for the Company’s proportionate share of the building property taxes and operating expenses.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

16.

Differences Between Canadian and US GAAP and Practices

a)

Recent US accounting pronouncements

(i)

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaces SFAS 141. SFAS 141(R) requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. SFAS 141(R) also requires that acquisition-related costs and restructuring costs be recognized separately from the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008 and will be effective for business combinations entered into after January 1, 2009.

(ii)

In December 2007, the FASB issued SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 clarifies the accounting for non-controlling interests and establishes accounting and reporting standards for the non-controlling interest in a subsidiary, including classification as a component of equity. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company does not currently have any minority interests.

(iii)

In March 2008, the FASB issued SFAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities” (“SFAS 161”).  The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  SFAS 161 is not expected to have a material impact on the Company’s consolidated financial statements, beyond its current disclosure.

(iv)

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”).  The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP for non-governmental entities.  SFAS 162 is not expected to have a material impact on the Company’s consolidated financial statements, beyond its current disclosure.

(v)

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts” (“SFAS 163”).  The new standard clarifies how SFAS No. 60, “Accounting and Reporting by Insurance Enterprises”, applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities.  It also requires expanded disclosures about financial guarantee insurance contracts.  SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for disclosures about the insurance enterprise’s risk-management activities.  Disclosures about the insurance enterprise’s risk management activities are effective the first period beginning after issuance of the Statement.  SFAS 163 is not expected to have a material impact on the Company’s consolidated financial statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

16.

Differences Between Canadian and US GAAP and Practices (Continued)

a)

Recent US accounting pronouncements (Continued)

(vi)

In April 2008, the FASB issued SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“SFAS 142-3”), to amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (Revised), “Business Combinations”, and other US GAAP.  SFAS 142-3 is not expected to have a material impact on the Company’s consolidated financial statements.

(vii)

In June 2008, the FASB issued Emerging Issues Task Force (“EITF”) 03-6-1, which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method described in paragraphs 60 and 61 of SFAS No. 128, “Earnings per Share”. EITF 03-6-1 is not expected to have a material impact on the Company’s consolidated financial statements.

b)

The financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with principles and practices generally accepted in the United States (“US GAAP”).

Under Canadian GAAP, stock-based compensation is credited to contributed surplus and transferred to capital stock once the option is exercised.  Under US GAAP, stock-based compensation is credited directly to additional paid-in capital.

	2008	2007

Total Stockholders' Equity per Canadian GAAP	$ 3,874,113	$ 6,902,501

Total common shares and additional paid-in capital per Canadian GAAP	$ 31,119,593	$ 31,103,288
Adjustments for issue and exercise of stock options per US GAAP	3,194,128	3,159,311
Total common shares and additional paid-in capital per US GAAP	34,313,721	34,262,599

Total contributed surplus per Canadian GAAP	3,194,128	3,159,311
Adjustments for issue and exercise of stock options per US GAAP	(3,194,128)	(3,159,311)
Total contributed surplus per US GAAP	0	0

Total deficit per Canadian GAAP and US GAAP	(30,439,608)	(27,360,098)
Total Stockholders' Equity per US GAAP	$ 3,874,113	$ 6,902,501

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(Canadian Dollars)

17.

Capital Disclosures

The Company considers its capital to be stockholders’ equity.

The Company’s objective when managing capital is to maintain adequate levels of funding to support the development and the marketing of the Company’s online Asian multi-player interactive games while maintaining the necessary corporate and administrative functions to facilitate these activities.  This is done primarily through equity financing. Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.  All equity financings require the approval of the Company’s Board of Directors.

There were no changes to the Company’s approach to capital management during the year. The Company is not subject to externally imposed capital requirements.  The Company’s risk management procedures and policies are detailed in note 6.